UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
AMENDMENT NO. 3
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Vertrue, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92534N101
(CUSIP Number)

Mr. Michael Palmer
c/o Brencourt Advisors, LLC
600 Lexington Avenue, 8th Floor
New York, NY 10022
(212) 313-9700
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 11, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

This Amendment No. 3 amends and supplements the Schedule 13D Amendment No. 2 filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2007 (the “Statement”) by and on behalf of Brencourt Advisors, LLC (“Brencourt”) and others with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Vertrue, Inc., an Delaware corporation (the "Company").

Item 4.                      Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On July 11, 2007, Thomas W. Smith, Scott J. Vassalluzzo, Prescott Associates L.P. (collectively, “Prescott”) and Brencourt consummated the transaction contemplated by the Letter Agreement.  At the closing, Prescott sold to one or more funds managed by Brencourt an aggregate of 1,805,778 shares of Common Stock of the Company for a price of $48.907 per share.

On July 19, 2007, Brencourt executed a letter agreement dated July 18, 2007 with Velo Holdings Inc. (“Velo”), pursuant to which Brencourt agreed, with respect to the Company’s Common Stock for which Brencourt has voting power, to vote such shares in favor of an amended merger agreement between the Company and Velo and for an option to purchase shares of Velo’s capital stock.  See Item 6.

On July 19, 2007, Brencourt entered into a non-disclosure agreement with the Company.  See Item 6.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

On July 19, 2007, Brencourt executed a letter agreement dated July 18, 2007 with Velo, pursuant to which Brencourt agreed to vote in favor of the proposed merger by and among Velo, Velo Acquisition Inc. and the Company (the “Merger Agreement”), if the Merger Agreement is amended to increase the Per Share Merger Consideration (as defined in the Merger Agreement) from $48.50 to $50.00 (the “Velo Letter Agreement”).  Additionally, the Velo Letter Agreement grants Brencourt the non-transferable right to acquire an interest in equity securities of Velo in an amount of not less than $10,000,000 and not more than $25,000,000, on terms equivalent to the terms on which Rho Ventures V Affiliates, L.L.C. and Rho Ventures V, L.P. have agreed to invest.  A copy of the Velo Letter Agreement is attached as Exhibit 99.5.

On July 19, 2007 Brencourt entered into a non-disclosure agreement with the Company in connection with its possible business transaction with the Company (the “Vertrue Letter Agreement”).  A copy of the Vertrue Letter Agreement is attached as Exhibit 99.6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description

99.1	Agreement of Joint Filing among the Reporting Persons, dated July 20, 2007.

99.5	Letter Agreement, dated July 18, 2007, from James Koven, the Vice President and Secretary of Velo to William L. Collins, the Chairman and Chief Executive Officer of Brencourt.

99.6
Letter Agreement, dated July 19, 2007, from George W. M. Thomas, the Senior Vice President and General Counsel of the Company to William L. Collins, the Chairman and Chief Executive Officer of Brencourt.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 20, 2007

BRENCOURT ADVISORS, LLC

By: /s/ Michael Palmer
Name: Michael Palmer
Title:  Chief Financial Officer

BRENCOURT CREDIT OPPORTUNITIES
MASTER, LTD.
By: Brencourt Advisors, LLC, its investment advisor

By: /s/ Michael Palmer
Name: Michael Palmer
Title:  Chief Financial Officer

BRENCOURT MERGER ARBITRAGE
MASTER, LTD.
By: Brencourt Advisors, LLC, its investment advisor

By: /s/ Michael Palmer
Name: Michael Palmer
Title:  Chief Financial Officer